Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

October 5, 2010	Monica J. Shilling
Member of the Firm
d 310.284.4544
f 310.557.2193
United States Securities and Exchange Commission	mshilling@proskauer.com
Division of Investment Management	www.proskauer.com
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christian T. Sandoe, Senior Counsel

Re:         Ares Capital Corporation (File No. 333-165585)

Dear Mr. Sandoe:

Ares Capital Corporation (the “Fund”) has today filed Amendment No. 2 to its registration statement filed on Form N-2 on March 19, 2010 (the “Registration Statement”).  The amendment includes responses to the comments of the Staff of the Division of Investment Management (the “Staff”) provided in a telephone conversation with me on September 28, 2010 relating to the above-referenced filing.

Set forth below are the comments verbally referenced by the Staff in the telephone conversation on September 28, 2010, and immediately below each comment is the response with respect thereto.

PROSPECTUS

Fees and Expenses (Page 15)

1.             The Staff asked the Fund to confirm that the “Acquired fund fees and expenses” percentage amount of 0.00% is accurate, given how much the Fund has disclosed as under management.

The “Acquired fund fees and expenses” percentage amount is 0.003%.  Pursuant to Instruction 3 in Item 3.1 of Form N-2, the Fund has rounded such percentage to the nearest hundredth of one percent.

2.             The Staff asked the Fund to explain why the “Total annual expenses (estimated)” percentage amount was different than the “Ratio of operating expenses to average net assets” percentage amount disclosed in the Fund’s quarterly report on Form 10-Q for the quarter ended June 30, 2010 (the “10-Q”).

The “Total annual expenses (estimated)” percentage amount in the Registration Statement is different than the “Ratio of operating expenses to average net assets” amount in the 10-Q because the two percentages are calculated differently.  The “Total annual expenses

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United States Securities and Exchange Commission

October 5, 2010

(estimated)” percentage amount is calculated by dividing (i) the annualized year-to-date expenses of the Fund by (ii) the average net assets of the Fund for the six months ending June 30, 2010.  The “Ratio of operating expenses to average net assets” percentage amount in the 10-Q is calculated by dividing (x) the actual year-to-date expenses of the Fund by (y) the average monthly net assets year-to-date.

3.             The Staff asked the Fund to confirm that “consolidated net assets attributable to common stock” referenced in the Fees and Expenses Table is average net assets and not net assets at a point in time (June 30, 2010) as footnote (5) appears to indicate.

The Fund has updated its disclosure so that “consolidated net assets attributable to common stock” is average net assets instead of net assets as of June 30, 2010.

4.             The Staff asked the Fund whether the amount of 8.66% referenced in footnote (6) was correct.

The Fund advises the Staff that the percentage amount of 8.66% in footnote (6) was a proofing error and that the correct percentage amount has been inserted instead.

The Fund understands that:

(a)           the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)           Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

October 5, 2010

We look forward to discussing with you any additional questions you may have regarding the Registration Statement.  Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

Enclosures

cc:	Michael J. Arougheti, Ares Capital Corporation
Joshua M. Bloomstein, Ares Capital Corporation